October 28, 2024

Frank Gomez
President
Neuralbase AI Ltd.
Calle 98 No.19 A - 79
AP 410 Localidad De Chapinero
Bogota CU 00000, Colombia

       Re: Neuralbase AI Ltd.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed October 9, 2024
           File No. 000-33325
Dear Frank Gomez:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 9, 2024 Liquidity and Capital Resources, page 28

1. We note your revised disclosure in response to prior comment 9, including that you plan to fund operations through "a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements." Please revise to reconcile with your revised disclosure on page 5 that you plan to obtain financing
       "through our previously developed business relationships and through our officer and director." Additionally, to the extent that you receive financing from your officer and director, please update your related party transactions disclosure.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 32

2. We note your revised disclosure in response to prior comment 11. Please revise to state the approximate dollar value of the amount involved in each transaction. Refer to
 October 28, 2024
Page 2

       Item 404(d) of Regulation S-K. Additionally, please revise, here and on page 33, to reflect the proper date of the transaction between the company and Henry Manayan.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services